Vf 3-12-04

Att 3/12/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04002944

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-42857

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BBVA Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 45th Floor
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Cao **(212) 728-2354**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281-1414**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/22

AFFIRMATION

We, Ignacio Garijo-Garde and Jennifer Cao, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BBVA Securities Inc. at and for the year ended December 31, 2003, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ignacio Garijo-Garde
Chief Operating Officer

Jennifer Cao
Chief Financial Officer

Subscribed and sworn to before me
on this 24th day of February, 2004

Notary Public

BONNIE STEIGLITZ
Notary Public - State of New York
NO. 01ST5038569
Qualified in New York County
My Commission Expires 1/30/07

BBVA SECURITIES INC.
(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
BBVA Securities Inc.:

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (the "Company") (a wholly-owned subsidiary of BBVA Securities Holdings, S. A.) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BBVA Securities Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

BBVA SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 2,100,200
Cash segregated in compliance with Federal regulations	1,000,000
Securities purchased under agreements to resell	19,550,000
Short-term investment	500,217
Securities owned, at fair value	10,068,347
Receivable from customers	27,728,526
Receivable from brokers, dealers and clearing organizations	5,908,731
Deposits with clearing organizations	285,166
Receivable from affiliate	5,995
Office furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $2,551,030)	2,409,693
Other assets	157,880
TOTAL	$ 69,714,755

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to customers	$ 28,312,555
Payable to brokers and dealers	7,058
Accrued liabilities and accounts payable	4,464,432
Other liabilities	249,490
Total liabilities	33,033,535
Stockholder's Equity:	
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	69,164,798
Accumulated deficit	(32,483,588)
Total stockholder's equity	36,681,220
TOTAL	$ 69,714,755

See notes to statement of financial condition.

1. INTRODUCTION AND BASIS OF PRESENTATION

The Company - BBVA Securities Inc. (the "Company") is a wholly-owned subsidiary of BBVA Securities Holdings, S. A. ("BBVA Holdings"), a Spanish company. BBVA Holdings is a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S. A. ("BBVA"), a Spanish bank. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is engaged in investment banking, equity and fixed income trading, and institutional sales of European and emerging markets securities. For certain lines of business, primarily U.S. securities, the Company utilizes a clearing broker-dealer to settle and clear securities transactions on a fully disclosed basis. For other lines of business, primarily international securities, the Company is self-clearing.

Basis of Financial Information - The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of litigation and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Segregated in Compliance with Federal Regulations - Cash of $1,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Transactions - Principal transactions, commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Financial Instruments Used for Trading - Securities owned and securities sold, not yet purchased used in the Company's trading activities are recorded at fair value, and unrealized gains and losses are reflected in principal transactions revenues. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A substantial percentage of the fair value of the Company's financial instruments owned and sold, not yet purchased is based on observable market prices.

Securities Financing Transactions - Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These securities are carried at the amounts at which they will be subsequently resold or repurchased, plus accrued interest.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. The borrower is required to deposit cash with the lender. The Company monitors the fair value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary.

Investment Banking - Underwriting revenues and fees for mergers, acquisitions and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred to match revenue recognition. Underwriting revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded as non-compensation expenses.

Foreign Currency Transactions - Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

3. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

The amount of securities purchased under agreements to resell reflected in the statement of financial condition represents an overnight tri-party agreement and is accounted for as a collateralized financing transaction carried at contract value. It is the policy of the Company to obtain possession of collateral with fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is held by a third party and is valued daily. The Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2003, the Company has received securities with fair values of $19,856,017 related to the resale agreement.

4. SHORT-TERM INVESTMENT

At December 31, 2003, the Company had a time deposit with an affiliate totaling $500,217, which includes accrued interest, maturing in less than three months.

5. SECURITIES OWNED

Securities owned consisted of the following:

	Owned
U.S. Government Obligations	$ 9,990,414
Other	77,933
	$ 10,068,347

6. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The amounts shown represent the receivable from and payable to customers in connection with securities transactions executed on a RVP/DVP basis. The receivable is collateralized by securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

7. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations consisted of the following:

Securities failed to deliver/receive	$ 1,084,750	$ 7,058
Receivable from clearing broker	826,982	-
Receivable from clearing organizations	3,897,609	-
Net trade date adjustment	20,385	-
Fees and commissions receivable	79,005	-
	$ 5,908,731	$ 7,058

8. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into securities transactions with BBVA and other affiliated entities. Amounts related to these activities are included in the accompanying statement of financial condition. Included in receivable from customers and payable to customers are $15,841,592 and $24,675,432, respectively, related to securities transactions with affiliated entities.

9. INCOME TAXES

Deferred income taxes have been provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The Company has a gross deferred tax asset, which has been fully offset by a valuation allowance. As of December 31, 2003, the deferred tax asset and corresponding valuation allowance totaled approximately $11.1 million.

The Company has Federal net operating loss carryforwards that are available for future utilization. The net operating loss carryforwards begin expiring in the year 2015.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2003, the Company had net capital of $27,188,198, which exceeded the minimum requirement of $487,813 by $26,700,385.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

11. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a noncancelable lease which expires on December 29, 2016. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord.

Minimum rental commitments under the noncancelable lease agreement, excluding escalation, are as follows:

Year Ending December 31,	Total Commitment
2004	$ 612,322
2005	612,322
2006	612,322
2007	692,890
2008	692,890
Thereafter	5,945,967
Total	$ 9,168,713

12. EMPLOYEE BENEFITS

Effective January 1, 2003, the Company established a cash balance pension plan. A record keeping account for each eligible employee will be credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination.

The cash balance is payable as a lump sum or an annuity at the earliest of (a) the member's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year Treasury rate published by the Internal Revenue Service for the November of the preceding year.

The Company has established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code covering all eligible employees.

13. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U. S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges, and affiliates.

The Company records customer securities transactions on a settlement date basis in conformity with the settlement cycle of the respective countries. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

The Company trades primarily emerging markets securities. Risks associated with emerging markets securities, attributable to political, social or economic factors, may affect the fair value of the emerging markets securities and the income generated by these activities.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, request counterparties to deposit additional collateral, or reduce securities positions when necessary.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "*Disclosures about Fair Value of Financial Instruments,*" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, as defined, which are recognized in the statement of financial condition, are carried at, or approximate, fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2004

BBVA Securities Inc.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

In planning and performing our audit of the financial statements of BBVA Securities Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP